Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, March 29, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI : 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 22, 2018 to March 28, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
22.03.2018	40,000	46.1891	1,847,564	BATE
22.03.2018	137,000	46.1686	6,325,093	CHIX
22.03.2018	75,000	46.1041	3,457,810	TRQX
22.03.2018	573,835	46.1838	26,501,856	XPAR
23.03.2018	25,000	45.8964	1,147,411	BATE
23.03.2018	90,000	45.8928	4,130,352	CHIX
23.03.2018	55,000	45.8998	2,524,487	TRQX
23.03.2018	121,345	45.8583	5,564,680	XPAR
26.03.2018	29,830	46.0199	1,372,774	BATE
26.03.2018	110,000	46.0279	5,063,069	CHIX
26.03.2018	70,000	46.0203	3,221,421	TRQX
26.03.2018	273,318	45.9014	12,545,679	XPAR
27.03.2018	10,000	46.1652	461,652	BATE
27.03.2018	80,000	46.1701	3,693,606	CHIX
27.03.2018	40,000	46.1699	1,846,798	TRQX
27.03.2018	20,000	46.1644	923,288	XPAR
28.03.2018	30,000	45.7312	1,371,936	BATE
28.03.2018	80,000	45.7311	3,658,486	CHIX
28.03.2018	40,000	45.7316	1,829,262	TRQX
28.03.2018	60,000	45.6784	2,740,705	XPAR

Total	1,960,328	46.0270	90,227,928

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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